Via Facsimile and U.S. Mail
Mail Stop 6010

January 18, 2006

Mr. David E. Nelson
Chief Financial Officer
Sanguine Corporation
101 East Green Street, #11
Pasadena, CA 91105

Re: Sanguine Corporation
**   Form 10-KSB for the Fiscal Year Ended December 31, 2004**
**   Filed May 6, 2005**
**   File No. 000-24480**

Dear Mr. Nelson:

We have reviewed your August 4 and December 22, 2005 responses to our July 11, 2005 comment letter and have the following comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Financial Statements

Notes to the Financial Statements

Note 6 – Stock Options and Warrants

1. Regarding your responses to our prior comment four, we have the following comments:

    a. Please tell us why the value of the warrants should not have been reflected as a liability at December 31, 2004, pursuant to EITF 00-19. In this

Mr. David E. Nelson
Sanguine Corporation
January 18, 2006
Page 2

regard, based on your December 22, 2005 response, it appears that the warrants were issued to First York Partners and that you included the value assigned to the warrants within equity. Similarly, based on your Form 8-K filed March 25, 2002 and Section 9 of the Common Stock Purchase Warrant filed included as part of Exhibit 10.2, you may become obligated to pay First York Partners a specified amount of cash upon the occurrence of a so-called "Non-Registration Event".

b. In light of your December 22, 2005 response, please tell us why you included the expense for these warrants as an operating expense, as opposed to reflecting it as interest expense. In so doing, please clarify for us the extent to which the warrants were issued in exchange for goods or services. If to any extent, please tell us how your accounting and the value assigned to the warrants are consistent with SFAS 123 and EITF 96-18.

Based on the disclosures in your Forms 10-K and 8-K, it appears that the warrants were issued in connection with the issuance of the convertible debenture. However, as you characterized the expense as "consulting" and as the value you assigned to the warrants appears to be approximately 27 times the principal amount of the debenture, it is not clear whether the warrants were solely issued in connection with the convertible debenture.

c. To the extent that the warrants were issued in connection with the issuance of the convertible debenture and should not have been recognized as a liability under EITF 00-19, please justify how your accounting for both the convertible debenture and the warrants complied with APB 14. In particular, please tell us how the following aspects of your accounting, noted in your December 22, 2005 response, are appropriate:

    i.   the expense for the warrants was recognized in 2002, when the warrants were granted, while the convertible debenture was to mature in 2004;

    ii. the value assigned to the warrants appears to significantly exceed the apparent proceeds from the issuance of the debenture and warrants;

    iii. apparently recording all of the proceeds as debt because there was no trading market value for the warrants at the time of their issuance; and,

    iv. valuing the warrants at the market value of the common stock, as opposed at the fair value of the warrants relative to the fair value of the debenture.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Oscar M. Young, Jr., Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant